UNITED STATES
SECURITIES AND EXCHANGE (
Washington, D.C. 20

12012269

APPROVAL
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April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49672

FACING PAGE
of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/11 _____ AND ENDING _____ 12/31/11 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 S. Capital of Texas Hwy.   Bldg. 2 Suite 125
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly Yin   (512) 697-6940
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Kelly Yin_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___NFP Securities Inc._____ , as of ___December 31_____ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

VP, CONTROLLER, FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NFP Securities, Inc.
Statement of Financial Condition
December 31, 2011



NFP Securities, Inc.
Statement of Financial Condition
December 31, 2011

NFP Securities, Inc.
Index
December 31, 2011



Report of Independent Auditors

To the Board of Directors and Shareholder of NFP Securities, Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NFP Securities, Inc (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As disclosed more fully in Note 5, the Company has extensive transactions and relationships with affiliated parties.

Pricewaterhouse Coopers L.L.P.

February 24, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NFP Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 88,583,728
Receivable from brokers, dealers and clearing firms	15,584,551
Receivable from affiliates	841,063
Property and equipment, net	5,083,343
Other assets	2,452,229
Total assets	$ 112,544,914

Liabilities

Payable for concessions, commissions and fees	$ 14,054,007
Accounts payable and other accrued liabilities	9,217,657
Payable to affiliates	44,395,600
Total liabilities	67,667,264

Shareholder's equity

Common stock, par value $1.00 per share, 500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	5,104,312
Retained earnings	39,773,238
Total shareholder's equity	44,877,650
Total liabilities and shareholder's equity	$ 112,544,914

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

NFP Securities, Inc. (the "Company"), a Texas Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a registered investment advisor. The Company is an introducing broker that provides securities brokerage services to affiliated and nonaffiliated entities and registered representatives.

The Company is a wholly owned subsidiary of National Financial Partners Corp. (the "Parent" or "NFP"). The Parent has acquired financial services entities (the "Firms") through the execution of certain agreements ("Purchase Agreements"). Individuals (the "Principals") manage the Firms under management contracts ("Management Contracts") with the Parent. The Parent requires the majority of Principals and Firms to transact all securities related activities through the Company. In addition, the revenue earned by the Firms is assigned to the Company under the Purchase Agreements and Management Contracts. The Company provides administrative services to the Firms pursuant to administrative services agreements ("Administrative Services Agreements").

The Firms offer to high net worth individuals and companies throughout the United States and in Canada comprehensive solutions across corporate and executive benefits, life insurance and wealth transfer, and investment advisory products and services.

2. Significant Accounting Policies

General
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

Estimates
The preparation of the accompanying financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market mutual funds and commercial paper.

Property, Equipment and Depreciation
Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or terms of the leases.

Securities Transactions

Securities owned and securities sold, not yet purchased are stated at fair values and represent securities positions of the Company that are results of trades executed on behalf of customers, which are subsequently not honored by the customers. These amounts are included in other assets or accounts payable and other accrued liabilities on the Statement of Financial Condition.

Income Taxes

The accounts of the Company are included in the consolidated Federal income tax return filed by the Parent. The provision for income tax is calculated on a separate return basis. The amount of current Federal tax or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

U.S. GAAP requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. Potential risks related to those positions do not impact the Company's financial statements due to the indemnification in the tax sharing agreement with the Parent with respect to any such items.

3. **Deposits Held by Clearing Broker and Clearing Organization**

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is approximately $85,000 of funds on deposit with the clearing broker and a clearing organization.

4. **Property and Equipment**

The following is a summary of property and equipment at December 31, 2011:

Furniture and fixtures	$ 1,243,589
Hardware	3,410,374
Software	8,393,611
Leasehold improvements	1,096,807
	14,144,381
Less: Accumulated depreciation	(9,061,038)
	$ 5,083,343

4

5. **Related Party Transactions**

The Company has extensive transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has an expense agreement with NFP Insurance Services, Inc. (the "NFPISI"), a wholly owned subsidiary of the Parent, in which NFPISI pays and allocates shared services' overhead expenses of the Company, including compensation and benefits, communications, data processing and advertising, and other expenses. The Company reimburses NFPISI on a regular basis. At December 31, 2011, an amount payable to NFPISI of $2,061,065 is included in payable to affiliates in the accompanying Statement of Financial Condition. In September 2011, the Company purchased certain property and equipment from NFPISI in the amount of $5,506,798 based on net book value on NFPISI's books. These assets were previously in use by NFPSI, and allocated on the books of NFPISI based on the expense agreement in place. The Company believes the net book value approximates fair value.

The Company expenses fees to principals in accordance with the Management Contracts. The Statement of Financial Condition includes $30,451,527 of net payables related to the Management Contracts. The Parent allocated costs to the Company for general administrative services provided during the year. Included in payable to affiliates at December 31, 2011 is $11,637,638 of allocated costs and tax payable to the Parent. The Statement of Financial Condition also includes receivables from affiliates of $841,063 and payables to affiliates of $245,370 related to inter-company transactions.

6. **Dividends to Parent**

During 2011, the Company paid dividends to its Parent in the amount of $79,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments to the Parent if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

7. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital of $16,798,327 was $12,291,524 in excess of its required minimum net capital of $4,506,803. The Company's ratio of aggregate indebtedness to net capital was 4.02 to 1 as of December 31, 2011.

8. **Retirement Plan**

Effective January 1, 2001, the Parent established the National Financial Partners Corp. 401(k) Plan ("the Plan") under Section 401(k) of the Internal Revenue Code. The Company matches employee contributions at a rate of fifty percent, up to six percent of eligible compensation.

NFP Securities, Inc.
Notes to the Statement of Financial Condition
December 31, 2011

9. **Stock Incentive Plan**

The Parent allocates stock based compensation expenses associated with the Company's employee stock incentive plan.

10. **Credit Risk and Financial Guarantees**

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2011 approximately 99.4% of cash and cash equivalents were held at three institutions.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company did not have material liabilities with regard to this right.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

11. **Commitments and Contingencies**

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The settlements of these matters, whether leading to gains or losses to the Company, are reflected in Other in the Company's Statement of Income. The Company has errors and omissions (E&O) and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company.

The Company is aware of a matter involving an insurance carrier regarding the placement of insurance policies for which the Company provided services. The services generated payments of approximately $13.0 million in 2010, the majority of which was paid out to unrelated third parties. The insurance carrier that issued the policies initiated litigation against the policy owner and certain other parties, and in the third quarter of 2011, the parties to the litigation agreed to a rescission of the insurance policies. Other claims relating to the litigation remain pending. Although the Company is not a party to the litigation at this time, as a result of the rescission of the insurance policies, the insurance carrier may commence litigation against the Company for the return of some or all of the payments paid in connection with the placement of the insurance. The ultimate outcome of this matter is uncertain as the legal rights of the insurance carrier and the Company are unclear and subject to potential dispute. For the year ended December 31, 2011, the Company has recorded a provision on a loss contingency relating to this matter in the amount of $1.7 million. Further loss contingencies may be taken as developments warrant, although such amount is not reasonably estimable at this time.

On July 8, 2010, the Company entered into a Limited Guarantee Agreement (the "Agreement") in favor of Bank of America, N.A. as administrative agent of NFP's credit agreement. The Agreement guarantees to the administrative agent for the ratable benefit of the lenders parties to NFP's credit agreement and their respective successors, indorses, transferees, and assigns, the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of NFP's obligations under its credit agreement and related loan documents up to a maximum of $10 million. The guarantee remains in effect until all of NFP's obligations under its credit agreement and related loan documents have been paid in full and the lenders' commitments under NFP's credit agreement have been terminated. In addition, if an event of default under NFP's credit agreement occurs and is continuing, NFP has agreed that each subsidiary guarantor under its credit agreement, including the Company, must, to the extent it is not prohibited by law from doing so, distribute cash on hand (other than an aggregate $10 million among all subsidiary guarantors) to NFP at least monthly unless such cash is subject to a perfected first priority security interest in favor of the administrative agent.

12. Subsequent Events

The Company evaluated subsequent events from January 1, 2012 through February 24, 2012, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.



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